Exhibit 99.1

US Sales commence via Online Health Platform

MELBOURNE, AUSTRALIA, September 11, 2020: Molecular diagnostics company Genetic Technologies Ltd (ASX: GTG; NASDAQ: GENE, “Company”) is delighted to announce that initial sales of its GeneType for Breast Cancer Risk Assessment have now commenced in the United States via an online health platform, elicity by InTeleLabs, an independent telehealth and personalised medicine company. This portal is secure, Health Insurance Portability and Accountability Act (HIPAA)-compliant.

The secure, Health Insurance Portability and Accountability Act (HIPAA)-compliant health platform enables women meeting the required criteria in the United States to purchase the test and receive results via telehealth clinicians. Its national network of clinical oversight for lab testing has made this groundbreaking Breast Cancer Risk Assessment Test very accessible, with the data-driven results enabling more women to discuss personalised preventative healthcare protocols with their physicians.

GeneType for Breast Cancer is a disease risk prediction test that provides results that inform individuals if they are at low-, average- or high-risk of developing breast cancer. The test uses a patented combination of clinical risk factors and Polygenic Risk Score (PRS) to provide an estimate of the five-year and remaining-lifetime risk of developing breast cancer.

The test will be available in every State throughout the US, as the Company has CLIA certification for the sale and processing for all its lab-derived tests. GeneType for Breast Cancer will sell for US$249 and include the telemedicine consultations through InTeleLabs.

Most tests currently available on the market are for women who have a family history of breast cancer, however 85 per cent of women have no family history of breast cancer, according to the American Society of Clinical Oncology. Further to this, 10 per cent have a family history but no pathogenic variants, such as BRCA [Cancer.Net, July 2020].

“The Company’s GeneType for Breast Cancer is uniquely positioned to provide risk assessment to the general population—not just for women at hereditary risk. Our goal was always to give individuals unprecedented access to their own genetic data to understand their health risks and take a more proactive approach to prevention,” said Genetic Technologies CEO Dr George Mucknicki. “GeneType for Breast Cancer outperforms current standard risk assessment tools, giving clinicians and patients a better way to identify at-risk women for additional breast cancer screening and prevention options. Making this test available via telehealth clinicians gives individuals interested in risk assessment another avenue for access.”

Once a woman is qualified by an independent telehealth clinician, a buccal swab kit (cheek swab) is sent directly to her home. After her results are in, telehealth clinicians provide post-test consultations to deliver the breast cancer risk assessment results and provide additional support for those who require referrals for appropriate downstream care. Women interested in purchasing GeneType for Breast Cancer may do so through gtglabs.com/breast-cancer or elicity.health/our-tests/details/breast-cancer-risk.

“COVID-19 has deterred many women from seeking out standard check-ups, with mammography screening down since March,” said Dr Muchnicki. “While we suggest all women maintain their routine mammogram appointments, women who are still not comfortable scheduling their appointment, or clinics with an extremely long waitlist as they ramp back up, risk assessment can be a valuable tool to identify women who are at increased risk of breast cancer. GeneType for Breast Cancer should never be used as a mammogram-replacement, only as an additional tool to help individuals build a more comprehensive understanding of their own risk of developing the disease.”

In addition to GeneType for Breast Cancer, GeneType for Colorectal Cancer will also be available through the third-party online platform as well as a pipeline of tests to follow.

Genetic Technologies plans on launching its own online, telehealth-supported system to deliver its GeneType products to Australians.

The Company intends to make its COVID-19 Severity Risk Test available through both online platforms, once complete.

-ENDS-

For further information, please visit: https://genetype.com/for-patients/breast-cancer-questionnaire/.

Dr George Muchnicki Acting CEO and Justyn Stedwell Company Secretary

On behalf of the Board of Directors

Genetic Technologies Limited

+61 3 9412 7000

Investor Relations and Media (US)

Dave Gentry, CEO

RedChip Companies

Office: 1 800 RED CHIP (733 2447)

Cell: US 407 491 4498

dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer preventative testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

For more information, please visit www.gtglabs.com.

About InTeleLabs

InTelelabs is a telehealth and personalized medicine company, ensuring that high quality, clinical lab testing is accessible and convenient through its proprietary, HIPAA-compliant online telehealth platform, elicity®. elicity works by connecting patients with independent, licensed healthcare professionals to oversee the selection, ordering, delivery of clinically validated lab tests, empowering patients to take control of their health. For more information about the GeneType for Breast Cancer, or other lab tests on elicity, visit https://www.elicity.health.